UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| form N-SAR

             For Period Ended: December 31, 2006

             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended: ___________________

    Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I   --      REGISTRANT INFORMATION

Full Name of Registrant:
Apex Capital Group, Inc.

Former Name if Applicable: None.

Address of Principal Executive Office (Street and Number):
No. 507 Royal Plaza, 21-1 Wenyi Road, Shenke District, Shenyang City, Liaoning Province, People's Republic of China, Postal Code 110000


PART II --      RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense
    |
|X| | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |       portion thereof, will be filed on or before the fifteenth calendar
    |       day following the prescribed due date; or the subject quarterly
    |       report or transition report on Form 10-Q or subject distribution
    |       report on Form 10-D, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


PART III --     NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The registrant closed a reverse merger with Elwin Group Limited ("Elwin"), a British Virgin Islands company, a holding company of Shenyang Fangyuan Group Kangping Aluminum Factory Company Limited ("Kangping") on October 26, 2006. As a result, the financial result of Kangping is to be consolidated into that of the registrant's. The registrant requires additional time to prepare the consolidated financial information. The registrant is in the process of preparing and reviewing its financial information. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of its financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.


 PART IV--      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Shushun Feng        (86)         24-25899840
      ------------     -----------     -----------
      (Name)           (Area Code)   (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
        Please refer to the financial statements filed in our Current Report on Form 8-K dated October 26, 2006 with respect to the financial statements of Kangping, which will be consolidated to our audited financial statements for the fiscal year ended December 31, 2006.
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                            Apex Capital Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Date April 2, 2007            By /s/   Shushun Feng
     -------------               --------------------
                                       Shushun Feng
                                       President and Chief Executive Officer